                            Quarterly Report 1Q 2003

[GERDAU AMERISTEEL LOGO]

                           Vision, Mission and Values

VISION

To be recognized as the most successful company in the steel industry.

MISSION

To create value for our customers, employees, shareholders and communities through the engagement of people and excellence of operations.

VALUES

-       Safety

-       Integrity

-       Customer Driven Culture

-       Investment in People, Processes, and Technology

-       Engaged Employees

-       Open Communication

-       Community and Environmental Awareness

-       Profitability

         In this report, "Gerdau Ameristeel", "we", "us" and "our" refer to Gerdau Ameristeel Corporation and its subsidiaries and 50% owned joint ventures. The "Company" refers to Gerdau Ameristeel Corporation. This report contains forward-looking information with respect to our operations and future financial results. Actual results may differ from expected results for a variety of reasons including the factors discussed in the Management's Discussion and Analysis section of Gerdau Ameristeel's 2002 Annual Report. The following discussion and analysis should be read in conjunction with the consolidated statements and the accompanying notes contained in that report.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS

         Our financial results are presented in United States dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). However, EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. We calculate EBITDA by adding income (loss) from operations and depreciation and amortization which has been deducted in calculating income (loss) from operations. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of our performance or to cash flows from operations as a measure of liquidity and cash flows. Our method of calculating EBITDA, in particular, the inclusion of net non-recurring cash gains, may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

         On October 23, 2002, Gerdau S.A. combined its North American operations, referred to as Gerdau North America, with Co-Steel Inc. to form Gerdau Ameristeel Corporation. Accordingly, our financial results for the three months ended March 31, 2003 include the results for Gerdau North America and Co-Steel for the entire period. Our financial results for the three months ended March 31, 2002 are the financial results for Gerdau North America, the predecessor company for accounting purposes. This accounting treatment results from the use of the reverse-takeover method of purchase accounting. This method is appropriate because the controlling shareholder of Gerdau North America became the owner of more than 50% of the voting shares of the combined entity, Co-Steel, renamed Gerdau Ameristeel, on a fully-diluted basis following the transaction. We have also included in this report pro forma information for the three months ended March 31, 2002 which has been prepared as if the combination had taken place on January 1, 2002, adjusted for the impact of purchase price allocations. We have presented this information as we believe it is informative disclosure with respect to our operations. However, this pro forma information does not purport to represent what actual operating results would have been during those periods or to project what our future results will be in any future periods.

         SUMMARY FINANCIAL INFORMATION

         The following table summarizes the results of Gerdau Ameristeel for the three months ended March 31, 2003 and for the three months ended March 31, 2002 on a pro forma and historical basis.

                                                FOR THE THREE MONTHS ENDED
                                  -------------------------------------------------
                                                  March 31, 2002     March 31, 2002
                                  March 31, 2003     Pro Forma         Historical
                                  -------------------------------------------------
Shipments (Tons)
     Rebar                           403,278           316,861           191,422
     Merchant/Special                508,989           470,532           329,185
       Sections
     Rod                             137,948           180,462            17,534
     Flat rolled                     172,550           182,563                 -
                                   ---------         ---------           -------
   Total Mill Finished Steel       1,222,765         1,150,418           538,141
   Fabricated Steel                  144,195           160,624           135,167
                                   ---------         ---------           -------
         Total                     1,366,960         1,311,042           673,308
Weighted average
  selling price
   Mill external shipments         $  292.36         $  262.31         $  274.82
   Fabricated steel shipments         431.09            434.17            443.37
   Scrap charged - $/ton              103.42             77.74             77.08

                                               FOR THE THREE MONTHS ENDED
                                 ----------------------------------------------------
                                                    March 31, 2002    March 31, 2002
                                 March 31, 2003        Pro Forma        Historical
                                 ----------------------------------------------------
Income Statement (US $000s
except EPS)
  Net Sales                         $444,378           $396,758          $217,983
  (Loss) Income from                                                       11,738
  operations                          (3,854)            19,023
  Net (Loss) Income                   (4,952)             7,589             1,275
  EBITDA(1)                           15,888             37,802            24,708
  EPS - Basic                          (0.03)              0.03              0.01
  EPS - Diluted                        (0.03)              0.03              0.01

                                  MARCH 31,
                                    2003
                                  --------
Balance Sheet (US $000s)
  Net Working Capital (2)         $319,684
  Cash                              20,632
  Debt(3)                          547,962
  Book Value                       642,829
  Market Capitalization            235,728

Notes:

(1) EBITDA (earnings before interest, taxes, depreciation, and amortization) is calculated by adding (loss) income from operations and depreciation and amortization which has been deducted in calculating (loss) income from operations. The following shows how it has been calculated: (loss) income from operations. [Note: Insert table.] includes net non-recurring cash gains of $1.8 million in the first quarter of 2003 largely for $2.4 million Canadian utility cost refunds offset by charges relating to project startup costs in Knoxville, and $3.2 million in the first quarter of 2002 (actual and pro forma) largely from settlements with electrode suppliers.

(2)  Net working capital excludes cash and debt.

(3)  Debt excludes Convertible Debentures of $85.1 million.

         RESULTS OF OPERATIONS

         Net sales: Net sales for the three months ended March 31, 2003 were $444.4 million compared to $218.0 million on a historical basis and $396.8 million on a pro forma basis for the three months ended March 31, 2002, an increase of $226.4 million and $47.6 million, respectively. Versus last year's historical results, the October 2002 merger with Co-Steel contributed additional net sales of $187.8 million for the three months ended March 31, 2003.

         First quarter shipments of finished steel from our mills was strengthened by orders from customers in advance of significant bar price increases that took effect on April 1. Finished tons shipped for the three months ended March 31, 2003 were 1,366,960 tons compared to 673,308 tons in the same period in 2002 on a historical basis , and 1,311,042 on a pro forma basis. Finished tons shipped by the former Co-Steel operations for the three months ended March 31, 2003 added 571,000 tons versus historical results. Versus last year on a pro forma basis , finished tons shipped increased by 56,000 tons, or 4%, in the three months ended March 31, 2003.

         Average mill finished goods selling prices were $292 per ton for the three months ended March 31, 2003, up by approximately $30 per ton, or 11% from the average pro forma selling price for the same period in 2002. However selling price increases were largely offset by scrap raw material costs that increased $26 per ton, or 34% from the same period last year. We expect that our $35/ton price increase on all rebar and merchant bar products , announced in the first quarter, will be fully reflected in our mill sales by the end of the second quarter of 2003.

         Cost of sales: Cost of sales as a percentage of net sales increased to 92.7% for the three months ended March 31, 2003 compared to 81.5% for the three months ended March 31, 2002 on a historical basis and 86.2% on a pro forma basis for that period. Cost of sales for the three months ended March 31, 2003 was $411.9 million compared to $177.7 million for the three months ended March 31, 2002 on a historical basis, and $342.0 million on a pro forma basis for that period, an increase of $234.2 million and $69.8 million, respectively. Versus historical results, the October 2002 merger with Co-Steel resulted in $185.5 million additional cost of sales for the three months ended March 31, 2003.

         First quarter cost of goods sold reflect a sharp runup in scrap raw material and energy costs. Scrap costs typically account for approximately 35% to 40% of our mill production costs. In the three months ended March 31, 2003, average scrap costs were approximately $28 per ton higher than in the three months ended March 31, 2002 and represented approximately 42% of our mill production costs , compared to approximately 34% for the same period in 2002. The increased cost of scrap was due to several market factors, including an abnormally high volume of scrap exported from the United States; reduced pig iron (a scrap alternative) production due to strikes in Venezuela; and weather-related curtailments of Russian exports. These factors have since abated and we see scrap costs softening to more moderate levels in the second quarter of 2003.

         Additionally, a harsh winter and geopolitical events resulted in a $12 per ton increase in electricity and natural gas costs for the three months ended March 31, 2003 compared to 2002. In 2002, energy costs averaged approximately $32 per ton of steel produced by our mills.

         Selling and administrative: Selling and administrative expenses as a percentage of net sales for the three months ended March 31, 2003 were 4.1% compared to 6.8% for the same period in the prior year and 5.1% on a pro forma basis. Selling and administrative expenses for the three months ended March 31, 2003 were $18.4 million compared to $14.8 million for the three months ended March 31, 2002 on a historical basis, and $20.2 million on a pro forma basis, an increase of $3.6 million and a decrease of $1.8 million, respectively. Versus historical, selling and administrative expenses increased compared to the three months ended March 31, 2002 due to the addition of the former Co-Steel operations. Versus pro forma, the $1.8 million savings reflects the elimination of redundant overheads and economies of scale of the merged company.

         Depreciation: Depreciation for the three months ended March 31, 2003 was $19.7 million compared to $13.0 million for the three months ended March 31, 2002 on a historical basis, and $18.8 million on a pro forma basis , an increase of $6.7 million and $0.9 million, respectively. Versus actual, the increase is due primarily to the addition of Co-Steel operations ($6.2 million).

         Other operating (income) expense: Other operating income for the three months ended March 31, 2003 was $1.8 million. This includes $2.4 million in electric power rebates from Ontario utilities were realized in the quarter. The Market Power Mitigation Rebate is determined based on a comparison between actual market cost and price caps. Rebates are projected to occur quarterly through May 1, 2006. The Whitby and Cambridge mills are subject to these rebates. Partially offsetting this income was a $0.5 million charge relating to startup costs associated with new process automation controls at the Knoxville rolling mill. Other operating expense for the three months ended March 31, 2002 was $0.8 million relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

         Interest expense: Interest expense was $7.4 million for the three months ended March 31, 2003 compared to $10.8 million on a historical basis for the three months ended March 31, 2002, a decrease of $3.4 million due primarily to the conversion of related party debt to equity in September 2002 in connection with the combination with Co-Steel. Interest expense on the related party debt in the three months ended March 31, 2003 was approximately $0.3 million compared to $6.2 million on a historical basis for the three months ended March 31, 2002. Pro forma interest expense for the period ended March 31, 2002 was $10.4 million, or $3.0 million higher than the current quarter. Outstanding debt and effective interest rates are lower in the current quarter..

         Income taxes: Our effective income tax in the United States (including both federal and state) and Canada (including federal and provincial) was approximately 40% and 35%, respectively, for the three months ended March 31, 2003 and 2002. The Company has tax credits that offset income tax expense by approximately $2.5 million per quarter since the combination with Co-Steel.

         Segments: We have two primary business unit segments: (a) mills and (b) downstream:

         Mill operating profits for the three months ended March 31, 2003 were $2.3 million compared to $13.5 million on a historical basis for the three months ended March 31, 2002, a decrease of $11.2 million. The acquisition of the former Co-Steel mills resulted in increased volumes of 571,000 tons of finished steel in the three months ended March 31, 2003. The former Co-Steel mills had an operating loss of $5.8 million in the three months ended March 31, 2003 due to the winter related slowdown in shipments, flat selling prices and escalating scrap and energy costs.

         On a pro forma basis, mill finished steel shipments increased by 72,000 tons reflecting the rampup of merchant and structural shipments from the Cartersville mill which was acquired from Birmingham Steel in December 2001 and increased shipments in advance of the April 1 price increases. Average mill selling prices also improved by approximately $30 per ton in the three months ended March 31, 2003 compared to the three months ended March 31, 2002. The favorable volume and price variances were more than offset by higher scrap and energy costs to the extent that mill operating income was unfavorably impacted by approximately $21.0 million in additional costs in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

         Inclement weather and stagnant demand in the construction and manufacturing sectors of the U.S. economy have negatively impacted the typically higher margin downstream steel fabrication segment. Profits from the downstream segment were $0.3 million for the three months ended March 31, 2003 compared to $2.0 million for the three months ended March 31, 2002, a decrease of $1.7 million. Rebar fabricating profits declined as a result of lower prices and higher material costs in the three months ended March 31, 2003. The combination of lower shipments and higher rebar costs resulted in profits in the three months ended March 31, 2003 being $2.2 million lower than in the same period in 2002. Other downstream operations were not significantly different in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

         LIQUIDITY AND CAPITAL RESOURCES

         CASH FLOWS

         Operating activities: Net cash used by operations for the three months ended March 31, 2003 was $6.8 million compared to $7.5 million for the three months ended March 31, 2002. The addition of the Co-Steel operations represented $3.6 million of the use of funds in the three months ended March 31, 2003.

         For the three months ended March 31, 2003, accounts receivable increased by $66 million as a result of increased sales. Offsetting this increase was $41.3 million in increased liabilities due primarily to higher scrap and utility costs. Inventories declined by $11.1 million due to higher shipments.

         Investing activities: Net cash used in investing activities was $11.1 million in the three months ended March 31, 2003 compared to $10.1 million in the three months ended March 31, 2002, an increase of $1.0 million due to increased capital expenditures, primarily relating to the addition of the former Co-Steel operations.

         Financing activities: Net cash provided by financing activities was $22.0 million in the three months ended March 31, 2003 compared to $16.6 million in the three months ended March 31, 2002. In the three months ended March 31, 2002, additional borrowing against existing credit lines provided necessary funding. In October 2002, $325.8 million of related party debt of Gerdau North America was converted to equity in connection with the combination with Co-Steel. Related party interest expense, net of interest income, was $0.3 million for the three months ended March 31, 2003 compared to $6.2 million for the three months ended March 31, 2002 due to the conversion of debt to equity. In January and February 2003, Gerdau S.A. made loans totaling $30.0 million to our subsidiaries to increase liquidity within the group. These loans have been used for working capital purposes and bear interest at the rate of 6.5%. Interest expense associated with these loans in the three months ended March 31, 2003 was $0.3 million. Long-term debt was $182.1 million at March 31, 2003. The percentage of our long-term debt to total capital (which includes our long-term debt, minority interests and stockholders' equity) was 22.1% at March 31, 2003.

         CREDIT FACILITIES AND INDEBTEDNESS

         Our principal sources of liquidity have historically been cash flow generated from operations and borrowings under our existing credit agreements. In March 2003, the Company commenced a $750 million refinancing program which the Company expects to complete in the second quarter of 2003. If successful, the proceeds from the refinancing program will be used to repay existing revolving credit facilities and term loans. Our principal liquidity requirements are working capital, capital expenditures and debt service.

         We have no significant off-balance sheet financing arrangements or relationships with unconsolidated special purpose entities.

         On October 23, 2002, we completed our combination with Co-Steel. Our existing credit arrangements were entered into prior to the combination with Co-Steel by companies that are currently in our consolidated group. As part of the combination with Co-Steel, we were required to agree to maintain "status quo" segregation of Gerdau North America's U.S. operations, its Canadian operations and Co-Steel's operations if the business combination had not taken place in order to satisfy lenders' lien rights. Under the status-quo agreement, we have not been able to manage our treasury functions, including cash management, in the most efficient manner, and available cash, while adequate under one credit arrangement, has not been available to offset shortfalls under one of the other credit arrangements.

         Interest on our outstanding debt is payable monthly, quarterly or semi -annually depending on the individual debt agreements. Interest on our convertible debentures is due semi-annually. Interest on the revolving credit agreements is due monthly or quarterly as required of each borrowing tranche. Total annual cash interest payments are currently approximately $40 million per year. Except for interest payments due in April and October of Cdn$4.1 million each, interest payments are made relatively equally throughout the year based on the borrowing tranches selected. We have discretion in selecting borrowing tranches and therefore have the ability to manage, in part, when payments are made.

         Each of our existing credit facilities has separate financial ratios which must be maintained or met. We are currently in compliance with the covenants, or have received waivers for non-compliance, under our debt agreements.

         The following is a summary of our existing credit facilities and other long tem debt:

         Ameristeel credit facility: Our main U.S. subsidiary, Ameristeel, had a $285 million credit facility outstanding on March 31, 2003. The Ameristeel facility is collateralized by first priority security interests in substantially all accounts receivable and inventory of Ameristeel as well as a lien on Ameristeel's Charlotte Mill property, plant and equipment. The facility includes a $100 million term loan that amortizes at the rate of 25% per year beginning in December 2001. The facility matures in September 2005. The credit agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Ameristeel also must comply with other covenant ratios including EBITDA to cash interest expense. Ameristeel requested and received a waiver of non-compliance for the period March 31 through June 30, 2003 due to exceeding a 3.75 to one leverage ratio as defined in the credit agreement. Ameristeel was in compliance with the provisions of the credit agreement through December 31, 2002. Loans under the credit agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or prime rate) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate on the credit agreement was approximately 4% at March 31, 2003 and December 31, 2002.

         As of March 31, 2003, the credit agreement, including the remaining $50.0 term loan component, had $170.0 million outstanding, of which $44.8 million was allocated to letters of credit ($36.8 million of which are being provided as credit backing for Ameristeel's outstanding industrial revenue bonds and insurance obligations). As of March 31, 2003, we had $37.1 million of available borrowing capacity under the credit agreement

         Gerdau Canada credit facility: Our subsidiaries Gerdau Ameristeel Cambridge Inc., Gerdau Ameristeel MRM Special Sections Inc. and GUSAP Partners had a Cdn$170.5 credit facility outstanding as of March 31, 2003. The revolving component of this facility has gross availability of Cdn$73 million with Cdn$62.9 borrowed by Gerdau Ameristeel Cambridge and Gerdau Ameristeel MRM Special Sections and Cdn$10.0 million of available borrowing capacity at March 31, 2003. The revolving facility is secured with a pledge of accounts receivable and inventory by Gerdau Ameristeel MRM Special Sections and Gerdau Ameristeel Cambridge. Loans borrowed under the revolving facility carry interest at floating market rates approximating the bank's prime rate plus 1.75%, or bankers' acceptance rate plus 2.75%. The term component of the facility had $
49.9 million of loans outstanding to GUSAP Partners at March 31, 2003 and is fully drawn. Loans borrowed under the term facility carry interest at floating market rates approximating the bank's prime rate plus 1.75%, or bankers' acceptance rate plus 2.75%. Collateral for the credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections and Gerdau Ameristeel Cambridge, each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory to a maximum of Cdn$20 million, and accounts receivable; (ii) pledges and guarantees of some of our other subsidiaries; and
(iii) a guarantee by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders. This credit facility contains certain covenants, including the requirement to maintain financial ratios and limitations on indebtedness, investments and disposition of assets and dividends. Loans of this facility become due January 15, 2004. We have received waivers for non-compliance with certain covenants under this facility from our lenders as of December 31, 2002 and for the first three quarters of 2003.

         Co-Steel credit facilities: We are subject to four additional credit facilities with lenders to the former Co-Steel. As of March 31, 2003, the Co-Steel credit facilities included revolving credit facilities with $94.0 million outstanding and a reducing term loan totaling $96.8 million outstanding. At March 31, 2003, there is $6 million of available borrowing capacity under these facilities. The revolving facilities bear interest at the banker's acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA ratios. The term loans bear interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The revolving facilities expire on January 15, 2004, and the reducing term loan reduces by $59 million on January 15, 2004, and by $12.5 million on July 15th in each of the years 2004 to 2006. The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities.

         Convertible debentures: Our unsecured, subordinated convertible debentures in the principal amount of Cdn$125 million bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders' option, are convertible into our common shares at a conversion price of Cdn$26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if we issue common shares in a customary offering. The debentures are redeemable after April 30, 2002, at our option, at par plus accrued interest. We have the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption. Since the convertible debentures can be redeemed by us by the issuance of common shares, the debenture obligations are classified as shareholders' equity. Interest on the shareholders' equity component, net of related income taxes, is charged to reinvested earnings, and is deducted from the net earnings or added to net loss in calculating basic earnings per share.

         Industrial revenue bonds: We had $36.8 million of industrial revenue bonds outstanding as of March 31, 2003 and December 31, 2002. These bonds were issued by Ameristeel to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The latest bond, in the amount of $3.6 million, is associated with the Cartersville cold drawn facility we acquired from Republic Technologies in June 2002. The interest rates on these bonds range from 50% to 75% of the prime rate. The industrial revenue bonds mature in 2003, 2014, 2017 and 2018. These bonds are secured by letters of credit issued pursuant to Ameristeel's revolving facility.

         Joint venture facilities: Our 50% owned joint venture, Gallatin Steel, has a $40.0 million revolving credit facility with $8 million outstanding as at March 31, 2003.

         AmeriSteel Bright Bar, Inc. facilities: As of March 31, 2003, the AmeriSteel Bright Bar, Inc. facility had a $3.5 million term loan outstanding.

         Related party loans: In the first quarter of 2003, Gerdau S.A. made loans totaling $30.0 million to our subsidiaries to increase liquidity within the group. These loans have been used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but we expect to repay these loans from the June 2003 refinancing proceeds.

         On October 23, 2002, in connection with our combination with Co-Steel, $325.8 million of net indebtedness owed to subsidiaries of Gerdau S.A. that are not part of our consolidated group was converted into equity in our company. All of these loans bore interest that was expensed, but not payable on a current basis.

         CAPITAL EXPENDITURES

         We spent $11.1 million on capital projects in the three months ended March 31, 2003 compared to $10.1 million in the same period in 2002 on a historical basis and $11.5 on a pro forma basis an increase of $1.0 million on a historical basis and a decrease of $0.4 million on a pro forma basis. Over $6.5 million of our capital expenditures for the three months ended March 31, 2003 related to projects committed to in 2002. We anticipate spending up to $59.6 million on capital projects in the remainder of 2003. Projects include rolling mill electrical control system upgrades at the Charlotte mill; new warehouses at the Cartersville and Whitby mills; a new air filtration system at the Cambridge mill; and a caster upgrade at the Jackson mill.

         OUTLOOK

         Our financial performance for the March quarter was a disappointing start for the first fiscal year of the newly combined entities. Consistent with the overall industry conditions, Gerdau Ameristeel experienced a convergence of escalating ferrous scrap costs, inflationary energy costs and distressed steel demand due to the weakening economy and harsh seasonal weather. We expect improvements in spring and summer steel demand to support recently announced bar price increases and to contribute to partial recovery from historically depressed margin levels. Favourable weather trends should also increase the collection and processing of scrap and the price relief from improvements in the supply/demand balance. Price moderation in the global energy sector should also reverse the recent spike in this key cost component.

    /s/ Jorge Gerdau Johannpeter                  /s/ Phillip E. Casey
        Chairman of the Board                         President and CEO
        May 30, 2003

CONSOLIDATED BALANCE SHEETS
(U.S.$ in thousands)

                                                                    MARCH 31,         DECEMBER 31,
                                                                      2003               2002
                                                                  -----------         -----------
                                                                  (unaudited)
ASSETS

CURRENT ASSETS

        Cash and cash equivalents                                 $    20,632         $    16,361
        Accounts receivable, net of allowance for
          doubtful accounts of $3,973
          (December 31, 2002 - $4,688)                                234,361             172,745
        Inventories                                                   349,589             351,400
        Future tax assets                                              11,417              11,417
        Other current assets                                            8,513               2,997
                                                                  -----------         -----------
TOTAL CURRENT ASSETS                                                  624,512             554,920

PROPERTY, PLANT AND EQUIPMENT                                         908,015             898,948
GOODWILL                                                              116,564             114,374
OTHER ASSETS                                                            4,320               3,159
                                                                  -----------         -----------
TOTAL ASSETS                                                      $ 1,653,411         $ 1,571,401
                                                                  ===========         ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     Trade accounts payable                                       $   231,632         $   214,266
     Other current liabilities                                         52,564              30,072
     Bank Indebtedness                                                 16,613              23,379
     Current portion of long-term borrowings                          349,206              83,942
                                                                  -----------         -----------
     TOTAL CURRENT LIABILITIES                                        650,015             351,659

LONG-TERM BORROWINGS, LESS CURRENT PORTION                            182,143             411,833

OTHER LIABILITIES                                                     111,779              99,341

FUTURE TAX LIABILITIES                                                 66,645              82,158

MINORITY INTEREST                                                           -              33,312
                                                                  -----------         -----------

TOTAL LIABILITIES                                                   1,010,582             978,303
                                                                  ===========         ===========
SHAREHOLDERS' EQUITY
   Capital stock                                                      547,601             513,400
   Convertible debentures                                              85,075              79,134
   Retained earnings (deficit)                                         (4,518)              1,329
   Cumulative translation adjustment                                   14,671                (765)
                                                                  -----------         -----------
TOTAL SHAREHOLDERS' EQUITY                                            642,829             593,098
                                                                  -----------         -----------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $ 1,653,411         $ 1,571,401
                                                                  ===========         ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(U.S.$ in thousands, except earnings per share data)

                                                        THREE MONTHS ENDED
                                                            MARCH 31,
                                                      2003             2002
                                                           (UNAUDITED)
NET SALES                                          $ 444,378         $ 217,983
                                                   ---------         ---------

OPERATING EXPENSES
   Cost of sales                                     411,851           177,674
   Selling and administrative                         18,420            14,821
   Depreciation                                       19,742            12,970
   Other operating (income) expense                   (1,781)              780
                                                   ---------         ---------
                                                     448,232           206,245
                                                   ---------         ---------
INCOME (LOSS) FROM OPERATIONS                         (3,854)           11,738

OTHER EXPENSES
   Interest, net                                       7,436            10,827
   Foreign exchange gain                                (833)              (51)
   Amortization of deferred financing costs              374               291
                                                   ---------         ---------
                                                       6,977            11,067
                                                   ---------         ---------
(LOSS) INCOME BEFORE INCOME TAXES                    (10,831)              671

INCOME TAX RECOVERY                                   (5,662)             (885)
                                                   ---------         ---------

(LOSS) INCOME BEFORE MINORITY INTEREST                (5,169)            1,556

MINORITY INTEREST                                       (217)              281
                                                   ---------         ---------

NET (LOSS) INCOME                                  $  (4,952)        $   1,275
                                                   ---------         ---------

EARNINGS PER COMMON SHARE - BASIC                  $   (0.03)        $    0.01
EARNINGS PER COMMON SHARE - DILUTED                $   (0.03)        $    0.01

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(U.S.$ in thousands, except share data)

                                                                                     RETAINED        CUMULATIVE
                                                      CAPITAL      CONVERTIBLE       EARNINGS        TRANSLATION
                                       SHARES          STOCK        DEBENTURES       (DEFICIT)       ADJUSTMENT          TOTAL
                                    ---------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2001          133,388,400    $     58,364   $          -    $     (7,622)    $       (944)    $     49,798
                                    ---------------------------------------------------------------------------------------------
   Net income                                                  -              -          11,132                -           11,132
   Subsidiary stock activity                                (187)             -               -                -             (187)
   Foreign exchange                                            -              -               -              179              179
   Debt converted to equity                              325,948              -               -                -          325,948
   Acquisition                        51,503,960         129,275         79,134               -                -          208,409
   Dividends paid                                              -              -          (2,181)               -           (2,181)
                                    ---------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2002          184,892,360         513,400         79,134           1,329             (765)         593,098

   Net loss                                                    -              -          (4,952)               -           (4,952)
   Subsidiary stock activity          13,198,501          34,201              -               -                -           34,201
   Foreign exchange                                            -          5,941               -           15,436           21,377
   Interest on convertible
     debentures                                                -              -            (895)               -             (895)
                                    ---------------------------------------------------------------------------------------------
BALANCE - MARCH 31, 2003             198,090,861    $    547,601   $     85,075    $     (4,518)    $     14,671     $    642,829
                                    ---------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S.$ in thousands)

                                                                            THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           2003             2002
                                                                         -------------------------
OPERATING ACTIVITIES
Net (loss) income                                                        $ (4,952)        $  1,275
Adjustment to reconcile net income to net cash
   provided by operating activities:
      Depreciation                                                         19,742           12,970
      Amortization                                                            374              291
      Deferred income taxes                                                (5,600)             (64)
      Loss (Gain) on disposition of property, plant and equipment              97              159
      Unrealized foreign exchange on related party loans                    3,374              (31)
      Accrued interest on related party loans                              (1,434)            (719)
Changes in operating assets and liabilities, net of acquisitions:
      Accounts receivable                                                 (66,438)         (24,824)
      Inventories                                                          11,085              257
      Other assets                                                         (4,349)             214
      Liabilities                                                          41,338            2,956
                                                                         --------         --------
NET CASH USED BY OPERATING ACTIVITIES                                      (6,763)          (7,516)

INVESTING ACTIVITIES
      Additions to property, plant and equipment                          (11,068)         (10,052)
      Proceeds from dispositions                                               72               70
                                                                         --------         --------
NET CASH USED IN INVESTING ACTIVITIES                                     (10,996)          (9,982)

FINANCING ACTIVITIES
      Term debt payments                                                  (18,074)          (6,250)
      Revolving credit borrowings                                          10,722           22,449
      Increase in related party loans payable                              30,000                -
      Additions to deferred financing costs                                   (41)               -
      Foreign exchange (loss) gain                                           (359)             104
      Changes in minority interest                                           (218)             301
      Subsidiary stock activity
                                                                                -              (38)
                                                                         --------         --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                  22,030           16,566
                                                                         --------         --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            4,271             (932)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                           16,361            5,087
                                                                         --------         --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $ 20,632         $  4,155
                                                                         ========         ========

See notes to consolidated financial statements.

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
(United States Dollars in thousands, except per share amounts)

NOTE 1 -- BASIS OF PRESENTATION

         The 2002 consolidated financial statements include the results and accounts of companies controlled by Gerdau Ameristeel Corporation, a Canadian corporation, whose ultimate parent is Gerdau S.A., a Brazilian Company. The financial statements include the accounts of Gerdau Ameristeel Cambridge Inc. and Gerdau MRM Holdings Inc. and their consolidated subsidiaries Gerdau Ameristeel MRM Special Sections Inc., Gerdau MRM America Holding Corp., Porter Bros. Corporation, GUSAP Partners, Mandak Car Crusher Inc., MFT Acquisition Corp., 3038482 Nova Scotia Company, PASUG Inc., (combined, referred to as Gerdau Canada Group), and Gerdau USA, Inc. and its consolidated subsidiaries FLS Holdings Inc., AmeriSteel Corporation and AmeriSteel Bright Bar, Inc. ("GUSA"), collectively, the "Gerdau North America Group". All significant intercompany transactions and accounts have been eliminated in consolidation.

         On October 23, 2002, the ultimate parent company of the Gerdau North America Group entered into a transaction agreement with Co-Steel Inc. ("Co-Steel"), a Canadian public company. This transaction agreement resulted in Co -Steel acquiring all of the issued and outstanding shares of the companies included in the Gerdau North America Group, in exchange for Co-Steel common shares representing approximately 74% of Co-Steel's total common shares. As part of this transaction, certain related party loans payable of the Gerdau North America Group were converted into equity in October 2002. The transaction was accounted for using the reverse-take-over method of purchase accounting. The Gerdau North America Group is deemed to be the acquirer and is assumed to be purchasing the assets and liabilities of Co-Steel, since the original shareholder of the Gerdau North America Group became owner of more than 50 percent of the voting shares of Co-Steel on a fully-diluted basis following the transaction. As a result, the Gerdau North America Group's historical accounts became the historical accounts of Co-Steel for all periods prior to the date of merger. In connection with the merger, Co-Steel's name was changed to Gerdau Ameristeel Corporation (the "Company" or "Gerdau Ameristeel").

         On March 31, 2003, under the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the Company completed an exchange of minority shares of AmeriSteel for shares of Gerdau Ameristeel. Minority shareholders of AmeriSteel, mostly executives and employees, exchanged 1,395,041 shares of AmeriSteel for 13,198,501 shares of Gerdau Ameristeel, an exchange ratio of 9.4617 to one. As a result, AmeriSteel became a wholly owned subsidiary of Gerdau Ameristeel.

         The Company operates steel mini-mills, producing primarily steel bars and special sections for commercial and industrial building construction and original equipment manufacturers. Its principal market area is the eastern United States and Canada. Principal suppliers to the Company include scrap metal producers and electric utilities.

         The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for interim period reports and, therefore, do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. However all adjustments which, in the opinion of management, are necessary for a fair presentation have been included. Such adjustments consisted of only normally recurring items.

         These condensed financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report. The results of the three months ended March 31, 2003 and 2002 are not necessarily indicative of the results to be expected for future periods.

NOTE 2 -- INVENTORIES

Inventories consist of the following ($000s):

                                                            AT MARCH 31,   AT DECEMBER 31,
                                                                 2003           2002
-----------------------------------------------------------------------------------------
Ferrous and non-ferrous scrap                                 $ 45,727        $ 40,983
Work in -process                                                33,919          33,701
Finished goods                                                 186,902         195,893
Raw materials (excluding scrap) and operating supplies          83,041          80,823
-----------------------------------------------------------------------------------------
                                                              $349,589        $351,400

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consist of the following ($000s):

                                                                       AT MARCH 31, 2003
-------------------------------------------------------------------------------------------------
                                                                    ACCUMULATED           NET
                                                      COST          DEPRECIATION       BOOK VALUE
-------------------------------------------------------------------------------------------------
Land and improvements                              $   67,287        $    2,775        $   64,512
Buildings and improvements                            154,174            24,417           129,757
Machinery and equipment                               907,252           219,886           687,366
Construction in progress                               20,158                              20,158
Property, plant and equipment held for sale             6,222                 -             6,222
-------------------------------------------------------------------------------------------------
                                                   $1,155,093        $  247,078        $  908,015

NOTE 4 -- JOINT VENTURES

         The Company's investments in Gallatin Steel Company, Bradley Steel Processors and SSS/MRM Guide Rail are 50% joint ventures. The Company's interests in the joint ventures have been accounted for using the proportional consolidation method under which the Company's proportionate share of assets, liabilities, revenues and expenses of the joint ventures have been included in these consolidated financial statements.

         The Company's interest in the joint ventures is as follows ($000s):

                                          AT MARCH 31,
          BALANCE SHEET                       2003
------------------------------------------------------
Current assets                              $46,747
Property, plant and equipment
            Land                              4,525
            Buildings                        19,335
            Machinery and equipment          81,832
            Construction in progress          1,264
Current liabilities                          20,581
Long-term debt                                4,180

                                             AT MARCH 31,     AT MARCH 31,
                                                 2003             2002
--------------------------------------------------------------------------
STATEMENT OF EARNINGS
Sales                                          $ 53,879         $  3,411
Operating earnings                                4,004              501
Earnings before income taxes                      3,887              499
---------------------------------------------------------------------------
CHANGES IN CASH FLOWS
Cash provided by (used in)
            Operating activities               $  2,074         $    190
            Investing activities                 (1,795)               9
            Financing activities                 (2,092)          (1,042)
---------------------------------------------------------------------------
Proportionate share of decrease in cash        $ (1,813)        $   (843)

NOTE 5 - LONG-TERM DEBT

         The Company has debt agreements that are specific to the Gerdau Canada Group, GUSA and former Co-Steel entities.

Gerdau Ameristeel debt includes the following ($000s):

                                                AT MARCH 31,
                                                   2003
------------------------------------------------------------
Gerdau Canada Group:
     Bank indebtedness                           $  12,613
     U.S. Dollar Floating Rate Term Loan            49,920
     Canadian dollar revolving loan                 42,810
     Other                                           1,434

GUSA:
   AmeriSteel Revolving Credit Agreement           101,800
   AmeriSteel Term Loan                             62,500
   Industrial Revenue Bonds                         36,795
   Related Party Loan                               30,000
   AmeriSteel Bright Bar                             3,461
   Other                                               755

Co-Steel Group:
     Bank Indebtedness                               4,000
     Canadian dollar revolving loan
       (Cdn$48.3 million)                           59,756
     U.S. Dollar Fixed Rate Reducing Term
       Loan                                         96,784

     Fair value of early payment penalty of
       fixed rate reducing term loans                7,455
     U.S. dollar revolving loan                     34,284
     Other                                           3,595
------------------------------------------------------------
                                                   547,962
Less current portion                              (365,819)
------------------------------------------------------------
                                                 $ 182,143

GERDAU CANADA GROUP

          The Gerdau Canada Group has a total authorized revolver facility of Cdn $73 million ($46 million) that bears interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75% or Bankers' Acceptance plus 2.75%. Companies in the Gerdau Canada Group have pledged accounts receivable and inventory as collateral. The revolver facility expires on September 30, 2003 and is renewable through January 15, 2004.

          The total authorized Canadian term facility is currently $ 49.9 million with a due date of January 15, 2004, bearing interest at floating market rates approximating the bank's prime rate (as defined in the agreement) plus 1.75%. Interest rate swap agreements related to this facility were entered into with the Gerdau Canada Group's bank as the counterparty in November 1999 that effectively fixes the rate of interest on approximately 50% of the balance. The agreement is for $17 million and bears interest at 6.425% for a term of five years expiring in 2004. The aggregate fair value of the interest rate swap agreements, which represents the amount that would be paid by the Gerdau Canada Group if the agreements were terminated at March 31, 2003, was $1.3 million ($1.2 million at December 31, 2002).

          The Canadian banking agreement, which includes Gerdau Steel Inc. (the controlling shareholder of Gerdau Ameristeel), contains various restrictive covenants with respect to maintenance of certain financial ratios. At December 31, 2002 and March 31, 2003, the Company was not in compliance with certain covenants and requested and received a waiver of compliance.

          In addition, the Gerdau Canada Group banking agreement requires additional principal repayments of 50% of surplus combined cash flow as defined by the banking agreement for years 2001 - 2003. Based on the cash flows recorded in 2002, Gerdau Canada will be required to make an additional principal repayment of $4.1 million in 2003.

          Collateral for the Canadian credit facility includes: (i) Cdn$350 million demand debentures given by each of Gerdau Steel Inc., Gerdau MRM Holdings Inc., Gerdau Ameristeel MRM Special Sections Inc. and Gerdau Ameristeel Cambridge Inc., each granting a first priority fixed charge on real estate, machinery and equipment, a first priority floating charge on all other assets and a first priority fixed charge on inventory and accounts receivable to a maximum of $20 million, (ii) pledges and guaranties of various Gerdau Canada Group members, and (iii) a guaranty by Gerdau S.A. In addition, an "all risks" insurance policy for full insurable value on a replacement cost basis has been pledged to the lenders.

GUSA

         GUSA's primary financial obligation outstanding as of March 31, 2003 is a $285 million credit facility (the "Revolving Credit Agreement") of which $100 million is a term loan that amortizes at the rate of 25% per year beginning in December 2001. It is collateralized by first priority security interests in substantially all accounts receivable and inventories of GUSA as well as a lien on the Company's Charlotte Mill property, plant and equipment. The Revolving Credit Agreement matures in September 2005. Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Prime Rate, as defined in the agreement) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at March 31, 2003 and December 31, 2002 was approximately 3.5% and 3.8%, respectively. The Revolving Credit Agreement contains certain covenants including the requirement to maintain financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. Letters of credit are subject to an aggregate sublimit of $50 million. In April 2003, GUSA requested and received a waiver of non-compliance for the period from March 31, 2003 until June 29, 2003 from the lenders under this facility due to exceeding the leverage covenant ratio of 3.75 to 1 as defined in the credit agreement.

         GUSA's industrial revenue bonds ("IRBs") were issued to obtain funding to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. GUSA incurred an additional $3.6 million IRB with the acquisition of the Cartersville cold drawn facility in June

2002. The interest rates on these bonds range from 50% to 75% of the prime rate; $9.4 million of the IRBs mature in 2003, $3.8 million matures in 2015, $20.0 million matures in 2017, and $3.6 million matures in 2018. Irrevocable letters of credit issued pursuant to the Revolving Credit Agreement back the IRBs. As of March 31, 2003, GUSA had approximately $44.8 million of outstanding letters of credit, primarily for IRBs and insurance.

         The AmeriSteel Bright Bar Loan represents a bank loan of GUSA's majority-owned subsidiary, secured by machinery and equipment. The loan matures in 2011 with amortization payments that began in July 2001. The loan currently bears interest at a rate of approximately 6.0% per year with the rate having been reset in June 2002 and every three years thereafter based on prime plus 1%. AmeriSteel is a guarantor of the loan.

         In order to reduce its exposure to interest-rate fluctuations, GUSA entered into interest-rate swap agreements in August and September 2001. The interest-rate swaps have a notional value of $55 million, with the Company paying a fixed interest rate and receiving a variable interest rate based on three-month LIBOR. The underlying hedged instruments are specific tranches of LIBOR-based revolving credit and term loan borrowings under the Company's Revolving Credit Agreement. The aggregate fair value of the effective portion of the interest rate agreements, which represents the amount that would be paid by GUSA if the agreements were terminated at March 31, 2003, was approximately $4.7 million. As the hedged transaction occurs, this amount will be charged as interest expense.

         In the first quarter of 2003, Gerdau Steel Inc. made loans totaling $30 million to GUSA to increase liquidity within Gerdau Ameristeel. These loans were used for working capital purposes and bear interest at the rate of 6.5%. The loans do not have a stated maturity, but it is the intent of the Company to repay these loans as soon as practicable.

CO-STEEL GROUP

         The Co-Steel entities at March 31, 2003 have revolving facilities of Cdn$133.9 million and Cdn$22.2 million which can be drawn in either Canadian or U.S. dollars. These facilities come due on January 15, 2004 and bear interest at the bankers' acceptance rate or LIBOR plus 2% to 5% depending on debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratios.

         The fixed rate reducing term loan at March 31, 2003 was $96.8 million. This facility is reduced by $59.3 million on January 15, 2004 and then reduces by U.S.$12.5 million on July 15 in each of the years 2004 to 2006 and bears interest at a fixed rate of 8.9% to 10.9% depending on debt to EBITDA ratios. The terms of this facility include a make-whole provision (in the event of prepayment) that requires the Company to pay a penalty if interest rates had decreased since the original inception of the loan. At March 31, 2003, the amount of the make-whole provision (which was included in the fair value adjustments related to the acquisition of Co-Steel) was approximately $7.7 million.

         The facilities are secured by a first charge against substantially all assets of the former Co-Steel entities.

REFINANCING

         The Company's Canadian credit facilities are scheduled to be reduced by approximately $120 million on January 15, 2004 and total debt to be repaid under existing repayment terms in fiscal 2004 totals $233 million. In March 2003, the Company commenced a $750 million refinancing program which the Company expects to complete in the second quarter of 2003. If successful, the proceeds from the refinancing program will be used to repay existing revolving credit facilities and term loans.

NOTE 6 -- OTHER (INCOME) EXPENSE

         Other income net of other expense, for the three months ended March 31, 2003 consists of $2.4 million refunds from Ontario electric power suppliers partially offset by project startup costs of $461,000 relating to new electronic control systems installed at the Knoxville mill.

         Other expenses for the three months ended March 31, 2002 consists of $780,000 relating to the closing of the Wilmington, Delaware and St. Albans, West Virginia fabricating plants.

NOTE 7 -- SEGMENT INFORMATION

         The Company is organized into two primary business segments: (a) Mills and (b) Downstream. Steel products sold to the downstream divisions are sold at market prices with intracompany transactions eliminated upon consolidation. Performance is evaluated and resources allocated based on specific segment requirements and measurable factors. Segment assets are those assets that are specifically identified with the operations in each operational segment. Corporate assets include primarily: cash; assets held for sale; some property, plant and equipment; deferred income taxes; and deferred financing costs. Corporate expense includes : corporate headquarters staff, including executive management; human resources; finance and accounting; procurement and environmental; and management information systems. Included in these respective areas are payroll costs, travel and entertainment, professional fees and other costs that may not be directly attributable to either specific segment.

         Operational results and other financial data for the geographic and two business segments for the three months ended March 31, 2003 and 2002, are presented below ($000s):

                                                Mills          Downstream          Total
                                                -----          ----------          -----
THREE MONTHS ENDED MARCH 31, 2003
Revenue from external customers              $  382,002        $   62,376        $  444,378
Intersegment revenues                            70,072                 -            70,072
Depreciation and amortization expense            16,638               797            17,435
Segment profit                                    2,270               308             2,578
Total Assets                                  1,531,767           123,395         1,655,162
Expenditures for long-lived assets               10,804               226            11,030

                                                Mills          Downstream           Total
                                                -----          ----------           -----
THREE MONTHS ENDED MARCH 31, 2002
Revenue from external customers              $  153,575        $   64,408        $  217,983
Intersegment revenues                            34,189                 -            34,189
Depreciation and amortization expense             9,568               994            10,562
Segment profit                                   13,477             2,034            15,511
Total Assets                                  1,072,697           125,320         1,198,017
Expenditures for long-lived assets                4,185             5,738             9,923

Geographic data is as follows:

                                    United States       Canada          Total
                                    -------------       ------          -----
MARCH 31, 2003
Revenue from external customers        $345,524        $ 98,854        $444,378
Long-lived assets                       659,741         248,274         908,015

MARCH 31, 2002
Revenue from external customers        $182,700        $ 35,283        $217,983
Long-lived assets                       395,132         132,543         527,675

The reconciliation of reportable segments to combined totals is as follows ($000s):

                                                THREE MONTHS ENDED  THREE MONTHS ENDED
                                                  MARCH 31, 2003       MARCH 31, 2002
REVENUE
Total segment revenue                              $   514,450         $   252,172
Elimination of  intersegment revenues                  (70,072)            (34,189)
                                                   -----------         -----------
Combined revenues                                  $   444,378         $   217,983
                                                   ===========         ===========

DEPRECIATION AND AMORTIZATION
Total segment depreciation and amortization
                                                   $    17,435         $    10,562
Corporate depreciation and amortization                  2,681               2,699
                                                   -----------         -----------
Combined depreciation and amortization             $    20,116         $    13,261
                                                   ===========         ===========

EARNINGS (LOSS)
Total segment profit                               $     2,578         $    15,511
Other income (expense)                                  (1,781)               (780)
Elimination of intersegment profits                      1,238                  37
Unallocated amounts:
      Corporate expense                                 (3,068)             (3,030)
      Interest expense                                  (7,810)            (11,118)
      Foreign exchange loss                             (1,988)                 51
      Taxes (expense) benefit                            5,662                 885
      Loss on investment                                     -
      Minority interest                                    217                (281)
                                                   -----------         -----------
      Consolidated profit (loss)                   $    (4,952)        $     1,275
                                                   ===========         ===========

ASSETS
Total segment assets                               $ 1,655,162         $ 1,198,017
Elimination of  intersegment assets                   (167,636)           (247,683)
Other unallocated assets                               165,885             130,608
                                                   -----------         -----------
Combined assets                                    $ 1,653,411         $ 1,080,942
                                                   ===========         ===========

EXPENDITURES FOR LONG-LIVED ASSETS
Total segment expenditures                         $    11,030         $     9,923
Corporate expenditures                                      38                 129
                                                   -----------         -----------
Combined expenditures for long-lived assets        $    11,068         $    10,052
                                                   ===========         ===========

                                    THREE MONTHS ENDED    THREE MONTHS ENDED
                                       MARCH 31, 2003        MARCH 31, 2002
REVENUES BY PRODUCT LINES
Mill finished goods :
     Stock rebar                          $104,954             $ 43,754
     Merchant bar/special sections         159,821               96,686
      Rods                                  42,326                4,837
      Flat rolled                           50,515                    -
                                          --------             --------
Total mill finished goods:                 357,616              145,277

Billets                                      5,835                2,674
                                          --------             --------
Total mill products                        363,451              147,951

Other mill segments                         18,548                5,624
Fabricating and downstream                  62,379               64,408
                                          --------             --------
Total segment revenues                    $444,378             $217,983
                                          ========             ========

Corporate Information

LISTING OF CAPITAL STOCK AND CONVERTIBLE DEBENTURES

The shares and convertible debentures of the Company are listed on the Toronto Stock Exchange under the ticker symbols GNA.TO and GNAdb.TO respectively.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is The CIBC Mellon Trust Company at its offices in Toronto, Montreal, Winnipeg, Calgary, Regina, Vancouver and Halifax.

SHAREHOLDER INFORMATION

Shareholders seeking information or Assistance concerning their accounts may contact The CIBC Mellon Trust Company through the Shareholder Inquiry Line.
Toronto: (416) 643-5500 Outside Toronto and US: 1-800-387-0825

FINANCIAL CALENDAR

Fiscal year end: December 31

Investor Information

Shareholders or other interested parties seeking assistance or information about the Company are invited to contact Tom Landa, Vice President and Chief Financial Officer at the Executive Offices or via email: IR@gerdauameristeel.com
Web site: www.gerdauameristeel.com

GERDAU AMERISTEEL CORPORATION
Executive Office
5100 W. Lemon St., Suite 312
Tampa, FL 33609
Phone: (813) 286.8383
www.gerdauameristeel.com

Gerdau AmeriSteel - Investor
Relations
Phone: (813) 207.2300
Fax: (813) 207.2328
ir@gerdauameristeel.com

GERDAU
Av. Farrapos, 1811 - 90220-005
Porto Alegre - RS - Brasil
Phone: +55 (51) 3323.2000
www.gerdau.com.br

Gerdau - Investor Relations
Phone: +55 (51) 3323.2703
Fax: +55 (51) 3323.2281
inform@gerdau.com.br

                           www.gerdauameristeel.com

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